SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended 30 June 2006
NORSK HYDRO ASA
(Translation of registrant’s name into English)
Drammensveien 264, Vækerø
N-0240 OSLO
Norway
(Address of principal executive offices)
001-09159
(Commission File Number)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F      ☑      Form 40-F      ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes     ☐      No       ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-
This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2    Second quarter report 2006

Financial review

Summary of results	4
Oil & Energy	6
Exploration and Production	7
Energy and Oil Marketing	8
Eliminations Oil & Energy	9
Aluminium activities	9
Aluminium Metal	10
Aluminium Products	12
Rolled Products	13
Extrusion	13
Automotive	13
Other Activities	14
Polymers	14
Corporate Activities and Eliminations	14
Finance	15
Tax	15
Liquidity and capital resources	16
Market risk	16

Financial statements

Condensed consolidated statements of income	17
Condensed consolidated balance sheets	18
Condensed consolidated statements of cash flows	19
Notes to the condensed consolidated financial statements	20
Note 1: Accounting policies	20
Note 2: Changes in shareholders’ equity	22
Note 3: Operating segment information	22
Note 4: Net periodic pension cost	26
Note 5: Contingencies	26
Note 6: Specification of balance sheet items	27
Note 7: Financial income and expense	28
Note 8: Comprehensive income	28
Note 9: Repurchase of shares	28

Other information

Report of independent registered public accounting firm	29
Additional information Aluminium Products	30
Use of non-GAAP financial measures	31
About the reporting	35

Financial review     3

OPERATING REVENUES	OPERATING INCOME	EARNINGS PER SHARE 4) 5)

Consolidated results (US GAAP)

	Second quarter			First half			Year
	2006	2006	2005	2006	2006	2005	2005
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	51,435	6,479	42,119	106,851	13,459	84,271	174,201

Operating income	14,640	1,844	11,255	32,507	4,095	23,009	46,432
Non-consolidated investees	372	47	246	688	87	459	619
Financial income (expense), net	919	116	(558)	1,679	211	(1,468)	(1,890)
Other income (loss), net	—	—	233	—	—	233	990

Income before tax and minority interest	15,931	2,007	11,176	34,874	4,393	22,233	46,152

Income tax expense	(10,454)	(1,317)	(7,429)	(23,571)	(2,969)	(14,713)	(30,317)
Minority interest	(83)	(10)	(169)	(39)	(5)	(250)	(118)

Income before cumulative effect of change in accounting principles	5,394	679	3,577	11,263	1,419	7,270	15,716

Cumulative effect of change in accounting principles	—	—	—	—	—	—	(78)

Net income	5,394	679	3,577	11,263	1,419	7,270	15,638

Basic and diluted earnings per share before change in accounting principles (in NOK and Euro) 2) 4)	4.30	0.54	2.90	9.00	1.10	5.80	12.50

Basic and diluted earnings per share (in NOK and Euro)2) 4)	4.30	0.54	2.90	9.00	1.10	5.80	12.50

Financial data

Investments – million	4,801	605	4,558	9,245	1,165	8,022	41,110
Adjusted net interest-bearing debt/equity 3)	0.21	0.21	0.14	0.21	0.21	0.14	0.31
Debt/equity ratio	0.24	0.24	0.29	0.24	0.24	0.29	0.28

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2006, which was 7.9391.
2)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
3)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases. See table “Adjusted Net interest-bearing debt to equity” later in this report.
4)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.
See note 1 accounting policies.
5)	Earnings per share before change in accounting principles.
     All comparative figures are for the corresponding period in 2005 unless otherwise stated.

4    Second quarter report 2006
Summary of results
Hydro’s net income for the second quarter of 2006 amounted to NOK 5,394 million (NOK 4.30 per share), compared with NOK 3,577 million (NOK 2.90 per share) in the second quarter of 2005. Net income for the first half of 2006 amounted to NOK 11,263 million (NOK 9.00 per share), compared with NOK 7,270 million (NOK 5.80 per share) for the first half of 2005.
Operating income for the second quarter of 2006 amounted to NOK 14,640 million, compared with NOK 11,255 million in the second quarter of 2005. The improved earnings were mainly driven by higher oil and gas prices together with higher aluminium prices. Operating income amounted to NOK 32,507 million for the first half of 2006, compared with NOK 23,009 million the first half of 2005, an increase of 41 percent.
Net cash provided by operating activities was NOK 23,142 million for the six months ended 30 June 2006, compared with NOK 11,752 million for the first half of 2005. Approximately NOK 6,500 million of the increase related to increased tax accruals which will be paid during the second half of 2006.
“Hydro reports strong second quarter earnings, reflecting continued high oil and gas prices as well as good cost control in an environment with significant cost pressure in most areas. However, the results were negatively affected by lower-than-expected oil and gas production,” says Eivind Reiten, President and Chief Executive Officer.
“In our aluminium business we have another strong result upstream, with high production volumes and a robust market. The performance in Extrusion is good, with a notable increase in volumes at improved margin levels,” says Reiten.” However, the results for Rolled Products and Automotive are not satisfactory, and further restructuring measures will be taken to secure cash generation and improved profitability.”
Operating income for Oil & Energy amounted to NOK 13,168 million for the quarter. Hydro realized an average oil price1) of US dollar 67.9 per barrel in the second quarter of 2006, an increase of 36 percent compared with the second quarter of 2005, and an increase of 12 percent compared with the first quarter of 2006. Realized gas prices increased 37 percent to NOK 1.79 per standard cubic meter (Sm3) in the second quarter of 2006, compared with the second quarter of 2005, but decreased 17 percent compared with the first quarter of 2006 mainly due to lower spot prices. Oil and gas production averaged 537,000 barrels of oil equivalents (boe) per day during the second quarter of 2006, approximately the same level as in the second quarter of 2005, but down 73,000 boe per day from the first quarter of 2006. For the first half of the year, average oil and gas production increased to 573,000 boe per day, compared with 561,000 boe per day in the first half of 2005.
At the end of June, the Ormen Lange/Langeled project was 75 percent complete, in line with the schedule and budget. As planned, activity levels relating to offshore and onshore work will reach peak levels during this summer and fall season. Exploration activity proceeded at a high level during the second quarter of 2006. Hydro participated in a total of eight new discoveries in the Gulf of Mexico (GoM), on the Norwegian Continental Shelf (NCS) and in Libya.
Operating income for Hydro’s total aluminium activities amounted to NOK 1,871 million for the second quarter of 2006, compared with NOK 1,338 million in the second quarter of 2005. The improved result primarily reflected higher aluminium prices.
During the first quarter of 2006, Hydro’s Aluminium business area was divided into two separate business areas to ensure dedicated management focus on the challenges in each area. Implementation of the new organization was completed during the second quarter of 2006.
Operating income for Aluminium Metal amounted to NOK 1,620 million in the quarter, compared with NOK 1,166 million in the second quarter of 2005. Increased aluminium prices continued to have a positive impact on operating results. Hydro’s realized aluminium price amounted to US dollar 2,368 per metric ton (mt) in the second quarter of 2006, an increase of 29 percent compared with the second quarter of 2005 and 10 percent higher than the first quarter of 2006. Measured in Norwegian kroner, the realized aluminium price increased by 24 percent, compared with the second quarter of 2005. Hydro’s primary aluminium production amounted to 451,000 mt in the second quarter, relatively unchanged compared with the second quarter of 2005. Production losses due to the plant closures in Norway and Germany were mostly offset by increased production relating to the Alouette expansion in Canada and incremental improvements to existing capacity. Costs related to the closure of the primary metal plants amounted to NOK 309 million for the second quarter of 2006 primarily relating to the closure of the plant in Stade, Germany.
Aluminium Products operating income amounted to NOK 301 million for the quarter, compared with operating income of NOK 210 million in the second quarter of 2005. The improved results were positively influenced by higher volumes. However, overall margin developments were still negative, despite positive developments in the Extrusion sector. Results in the second quarter of 2006 were impacted by positive metal effects within Rolled Products of NOK 149 million. Costs relating to plant closures and write-downs amounted to NOK 185 million for the quarter.
In May 2006, Hydro decided to close its magnesium casthouse operations in Porsgrunn, Norway as a result of increasing low priced exports from Chinese producers into the European markets. Operations ceased at the plant in the second quarter of 2006.
Outlook
Oil and gas prices are expected to remain high in 2006. Hydro has revised its oil and gas production target for 2006 from 615,000 to 585,000 boe per day. The reduction of 30,000 boe per day is divided equally between Hydro’s Norwegian and international portfolios and is mainly due to unexpected developments in Norway, Canada and GoM and somewhat lower gas export from Norway than planned. The reduction excludes any potential effects of the ongoing oil services strike on the NCS. The action, which began 21 June, has so far had a limited effect on production on the NCS, but is affecting production drilling and well activities for the industry as a whole.
Exploration activity is expected to remain high throughout 2006. In the second quarter of 2006, Hydro signed a contract with Transocean Inc. for deepwater drilling capacity in the GoM for the period from 2007 to 2013. The agreement will secure capacity in the medium and long-term for Hydro’s exploration program in the GoM.
High activity levels in the service and construction industries continues to put pressure on costs.
The general economic outlook for the second half of 2006 remains positive, but growth in the US may slow toward the end of the year. Global consumption and production of primary aluminium are each expected to increase in 2006 by approximately
5 – 6 percent. The market for primary metal is expected to remain fairly balanced with the main uncertainties relating to developments in China and in alumina and energy prices.

1)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.

Financial review     5
Market volume developments are expected to remain positive within the rolled products and extrusion sectors influenced by growth in overall industrial production and restocking of customer inventories.
During 2006 the global magnesium market has continued to weaken from an already poor level in 2005. Competition from Chinese magnesium producers has resulted in an oversupply of magnesium on the world market, driving prices down. Hydro sees limited potential for an improvement in this market and will take further measures to reduce its exposure in this area.
Second quarter 2006

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Oil & Energy	13,168	114	—	3,042	16,325
Aluminium Metal	1,620	264	—	417	2,301
Aluminium Products	301	32	—	547	879
Other activities	221	8	—	108	337
Corporate and eliminations	(670)	172	—	(7)	(505)

Total	14,640	590	—	4,107	19,337

First half 2006

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Oil & Energy	27,294	207	—	6,221	33,722
Aluminium Metal	3,660	574	—	842	5,076
Aluminium Products	752	51	—	1,002	1,805
Other activities	335	118	—	218	672
Corporate and eliminations	466	369	—	(4)	831

Total	32,507	1,319	—	8,280	42,106

Quarterly results

	2006			2005
NOK million, except per share data	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	51,435	55,416	45,318	44,612	42,119	42,152
Operating income	14,640	17,867	10,450	12,973	11,255	11,754
Income before cumulative effect of change in accounting principles	5,394	5,869	4,264	4,183	3,577	3,693
Earnings per share before cumulative effect of change in accounting principle (in NOK) 1)	4.30	4.70	3.40	3.30	2.90	2.90

1)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. See note 1 accounting policies.
Earnings for non-consolidated investees amounted to NOK 372 million in the second quarter of 2006, compared with NOK 246 million in the second quarter of 2005. Earnings for non-consolidated investees for the second quarter of 2005 included a charge of NOK 149 million relating to Hydro’s share of costs for the closure of the partly owned Hamburger Aluminium Werk (HAW) smelter.
Net financial income for the second quarter of 2006 amounted to NOK 919 million, compared with net financial expense of NOK 558 million for the second quarter of 2005. The second quarter of 2006 included a net currency gain of NOK 813 million compared with a net currency loss of NOK 561 million in the second quarter of 2005. The currency gain was mainly due to weakening of the US dollar during the quarter resulting in gains on Hydro’s US dollar denominated debt and currency contracts.
Other income was nil for the second quarter of 2006, compared with NOK 233 million for the second quarter of 2005. Other income in 2005 related to the sale of Hydro’s remaining interest in Pronova Biocare.
Income tax expense for the first half of 2006 amounted to NOK 23,571 million, compared with NOK 14,713 million for the first half of 2005. This represents 68 percent and 66 percent of income before tax, respectively.
Cash flow from operations for the first half of 2006 amounted to NOK 23.1 billion, compared to NOK 11.8 billion in the first half of 2005.
Investments amounted to NOK 4.8 billion for the quarter. Roughly 85 percent of the amount invested related to oil and gas operations.
Return on average Capital Employed (RoaCE2)) was 9.5 percent for the first half of 2006 based on actual earnings and capital employed for the period and has not been annualized.

2)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. See also discussion pertaining to non-GAAP financial measures included later in this report.

6    Second quarter report 2006
Oil & Energy
Operating income (loss)

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Exploration and Production	11,654	9,049	24,756	18,106	40,594
Energy and Oil Marketing	1,170	660	2,137	1,706	3,575
Eliminations	344	(262)	401	(522)	(719)

Total	13,168	9,447	27,294	19,289	43,451

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Exploration and Production	14,532	11,347	30,632	22,804	50,601
Energy and Oil Marketing	1,448	881	2,689	2,101	4,456
Eliminations	344	(262)	401	(522)	(719)

Total	16,325	11,967	33,722	24,383	54,339

Key operational data

	Second quarter		First half		Year
	2006	2005	2006	2005	2005

Oil and gas production (thousands boe/d)	537	539	573	561	563
Oil price (USD/bbl)	67.90	49.80	64.10	48.10	53.10
Oil price (NOK/bbl)	422.20	317.90	412.90	304.80	342.20
Average exchange rate NOK /USD	6.22	6.39	6.45	6.34	6.44
Gas price (NOK/Sm3)	1.79	1.31	1.99	1.39	1.52
Exploration expense (NOK million)	618	240	2,026	549	1,839

Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.
Second quarter operating income in 2006 amounted to NOK 13,168 million, an increase of 39 percent compared with the second quarter of 2005. The continued strong result for the quarter was mainly driven by high oil and gas prices. Operating income for the first half of 2006 was NOK 27,294 million, an increase of 42 percent compared with the first half of 2005.
Market developments
The European crude oil benchmark Brent Dated averaged US dollar 69.6 per barrel in the second quarter of 2006, about US dollar 18 per barrel higher than in the second quarter of 2005, and almost US dollar 8 per barrel higher than first quarter 2006 prices. The US crude oil benchmark WTI delivered spot at Cushing averaged US dollar 70.5 per barrel in the second quarter of 2006, 33 percent higher than in the second quarter of 2005 and 11 percent higher than first quarter 2006 prices. During the second quarter of 2006, prices were pushed upwards due to strong demand in the US gasoline market and concerns relating to the Iranian nuclear issue.
Hydro realized average crude oil prices3) during the second quarter of 2006 of US dollar 67.9 per barrel, compared with US dollar 49.8 per barrel in the second quarter of 2005 and US dollar 60.6 per barrel in the first quarter of 2006. Hydro’s average realized crude oil price was US dollar 1.7 per barrel below the average Brent price, resulting mainly from a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices. Measured in Norwegian kroner, oil prices were NOK 422 per barrel, about 33 percent higher than in the second quarter of 2005 and about 5 percent higher than in the first quarter of 2006.
Average spot prices for gas in Europe were significantly higher in the second quarter of 2006 compared with the second quarter of 2005. In the UK, the spot price for gas at NBP (National Balancing Point) averaged 33.3 pence per therm (approximately NOK 1.4 per Sm3) in the second quarter of 2006, an increase of about 14 percent compared with the second quarter of 2005. Compared with the first quarter of 2006 the spot price measured in Norwegian kroner decreased by 48 percent mainly due to seasonal variation in demand. In the US, the Henry Hub spot price for gas averaged USD 6.6 per million British thermal units (mmbtu), a decrease of 4 percent compared with the second quarter of 2005, and a decrease of 15 percent compared with the first quarter of 2006.
Hydro’s realized gas prices4) in the second quarter of 2006 amounted to NOK 1.79 per Sm3, representing an increase of 37 percent compared with the second quarter of 2005 but a decrease of 17 percent compared with the first quarter of 2006. The positive development compared to last year reflected increased reference prices (oil products) for long-term gas contracts, as well as increased spot prices for gas. The negative price development compared to the first quarter of 2006 reflected a decline in spot prices from the exceptionally high levels in the first quarter as a result of seasonally lower demand.

3)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.
4)	Realized gas prices include both spot market prices and long-term contract prices. Natural gas produced from fields in which Hydro has an equity interest is mainly sold under long-term contracts.

Financial review    7
The average spot price in the Nordic electricity market was NOK 349 per MWh in the second quarter of 2006, compared with NOK 236 per MWh in the second quarter of 2005. The increase was mainly due to lower reservoir levels compared to the prior year and higher European power prices. The Nordic spot price averaged NOK 364 per MWh in the first quarter of 2006.
Business development
During the second quarter of 2006, Hydro acquired shares in two exploration licenses from ConocoPhillips, a 30 percent share in PL 273 on the NCS and a 5 percent share in DK 4/98 in Denmark, increasing Hydro’s share in DK 4/98 to 30 percent. In May, Cuban authorities approved the assignment of a 30 percent interest in six offshore exploration blocks from Repsol YPF to Hydro. Hydro, together with the operator Repsol YPF (40 percent) and ONGC Videsh Ltd (30 percent), signed an International Economic Association Contract with the Cuban state-owned oil company CUPET, for exploration of the blocks.
In June, the National Iranian Oil Company (NIOC) declared the Azar discovery on the Anaran Block in the western part of Iran a commercial field. The declaration gives Hydro an exclusive first right for eight months to negotiate an agreement with NIOC for the field development under a buy-back contract.
In order to secure rig capacity for the drilling of an exploration well in the West Bonne Bay Significant Discovery License (SDL) 1040 in Canada, Hydro has entered into a farm-out agreement with Husky Energy Inc. Husky will receive a working interest of 25 percent in SDL 1040, reducing Hydro’s share to 65 percent, and 7.5 percent in SDL 1008. Under the agreement, Husky will serve as operator for the drilling program, with operatorship reverting to Hydro upon conclusion of the drilling operations.
Hydro is still awaiting regulatory approval of the acquisition of a 50 percent interest in the Chinook discovery in Brasil.
In July, Hydro announced the sale of its 50 percent shareholding in the gasoline retail chain Hydro Texaco in Norway and Denmark to the Scandinavian retail company Reitan Servicehandel for approximately NOK 1 billion. The transaction is subject to approval by the authorities in both countries and is expected to be finalized in the fourth quarter of 2006. The transaction is not expected to have any significant effect on Hydro’s results.
Factors affecting developments in the coming quarters
In the second quarter Hydro revised its production target for 2006 from 615,000 boe per day to 585,000 boe per day. The downward revision resulted from unexpected developments within Hydro’s Norwegian and international portfolios. On the NCS, production levels relating to the Kristin field are expected to be substantially lower than planned due to a shutdown of production from the Tofte formation and delayed completion of production wells. In addition, the start-up of the Gulltopp field has been delayed and there have been technical problems and delayed drilling of production wells on the Urd field. In Canada, the Terra Nova field is expected to be out of production until September due to a maintenance shut-down which started earlier than planned. Hydro expects production in the GoM to increase in the second half of the year, but production build-up on the shelf continues to be negatively impacted by the high demand for oil and gas services following hurricanes in 2005. The growth in deepwater production in the GoM is expected to continue but at lower rates than Hydro’s initial projections. In Angola, the start up of the Dalia field has been delayed from early September to the fourth quarter of 2006. Planned maintenance stops in the third quarter are expected to result in oil production losses of about 35,000 boe per day.
The revised production target for 2006 excludes any potential effect of the ongoing oil services strike on the NCS. The action, which began 21 June, has so far had a limited effect on production on the NCS, but is affecting production drilling and well activities for the industry as a whole.
Production costs excluding cost of gas for injection are estimated to be in line with the amount targeted of NOK 23 per barrel. Exploration activity is expected to continue at a high level with 35 to 40 wells planned to be spudded during the second half of the year.
Exploration and Production
Operating income
Second quarter operating income for Exploration and Production was NOK 11,654 million, an increase of 29 percent compared with the second quarter of 2005, mainly driven by higher oil and gas prices. Operating income decreased by 11 percent compared with the first quarter of 2006 as a result of lower gas prices and lower oil and gas production. Operating income for the first half of 2006 was NOK 24,756 million, an increase of 37 percent, compared with the first half of 2005.
Average oil and gas production in the second quarter of 2006 reached 537,000 boe per day. Production in the second quarter was approximately at the same level as in the second quarter of 2005, but decreased by 73,000 boe per day compared with the first quarter of 2006. For the first half of the year, average oil and gas production increased to 573,000 boe per day, compared with 561,000 boe per day in the first half of 2005. Unscheduled shut-downs reduced production from several fields on the NCS in the second quarter of 2006. In particular, production on the Visund platform in the North Sea was shut-down on 19 January until the end of May due to gas leakage. Oil and gas production losses from the Visund field amounted to approximately 9,000 boe per day in the second quarter of 2006 (Hydro’s share). In addition, the Terra Nova oil field in Canada was shut-down on 7 May due to mechanical failure, adding several weeks to the turnaround which was already scheduled to commence in mid-June. Production from the GoM fields contributed around 20,000 boe per day for the second quarter of 2006, which was below plan due to production outages caused by the hurricanes in the fall of 2005 and lower deepwater production than initial projections. Production from the fields in the GoM increased by around 5,000 boe per day compared with the first quarter of 2006.
Oil production declined by 17,000 barrels per day in the second quarter of 2006 to an average of 368,000 barrels per day, compared with the second quarter of 2005, reflecting the maturing production portfolio on the NCS. Oil production declined by 34,000 barrels per day for the quarter compared with the first quarter of 2006. Oil production losses from the Visund field amounted to approximately 4,000 barrels per day in the second quarter of 2006 (Hydro’s share). Oil production losses from the Terra Nova field in Canada amounted to about 11,000 barrels per day (Hydro’s share) in the second quarter of 2006, which was more than expected due to the technical problems discussed above. In total, unscheduled shut-downs and planned maintenance stops resulted in oil production losses of approximately 50,000 boe per day during the second quarter. Grane, Hydro’s highest producing oil field, set new production records during the quarter. Total production from Grane averaged almost 220,000 barrels per day in the quarter, contributing 84,000 barrels per day to Hydro’s equity production. Production from the partner operated Gimle Unit field on the NCS commenced in May, and production from the Lorien field in the GoM commenced late April.
Average gas production in the second quarter of 2006 amounted to 169,000 boe per day, which was 15,000 boe per day higher than in the second quarter of 2005. The main increase came from gas production from the GoM fields, which contributed with approximately 11,000 boe per day in the

8    Second quarter report 2006
second quarter of 2006. Gas production in Norway also increased, mainly sourced from the Kvitebjørn and Kristin fields, which came on stream in late 2004 and late 2005, respectively. Gas production was 39,000 boe per day lower than in the first quarter of 2006, due to seasonal variation in demand.
Production costs5) amounted to NOK 29.7 per boe for the first six months of 2006, compared to NOK 25.3 per boe for 2005 as a whole. The increase mainly resulted from higher costs related to injection gas for the Grane field. Gas for injection included in average production costs amounted to NOK 7.1 per boe in the first six months of 2006, compared with NOK 5.4 per boe for 2005 as a whole.
Hydro acquired Spinnaker Exploration Company in December 2005. A substantial portion of the purchase price was allocated to oil and gas properties in the GoM. Hydro uses the unit-of-production method to depreciate oil and gas producing properties, whereby the fields are depreciated as proven reserves are produced6). A substantial portion of the purchase price is expected to be depreciated in a relatively short period of time. Total depreciation charges relating to Hydro’s GoM portfolio for the second quarter of 2006 amounted to NOK 669 million, corresponding to USD 58 per barrel.
Exploration costs of NOK 618 million were charged to the results for the second quarter of 2006, compared with NOK 240 million in the second quarter of 2005. Exploration costs for the first half of 2006 were NOK 2,026 million compared with NOK 549 million in the first half of 2005. Exploration costs in the first quarter of 2006 included approximately NOK 470 million related to the acquisition of seismic data under licenses held by Spinnaker7).
Hydro participated in the completion of 14 exploration wells including exploration extensions of producing wells in the second quarter of 2006. Eight of the wells resulted in discoveries. On the NCS, three out of five wells were successful. In the GoM, three exploration wells were completed, resulting in two discoveries, one on the shelf and one in deep water, and one non-commercial discovery on the shelf. In Nigeria, Hydro participated in one unsuccessful well. Hydro participated in the completion of five exploration wells in Libya resulting in three discoveries. In addition to the exploration wells completed in the second quarter, four appraisal wells in Libya which were still under evaluation in the first quarter, resulted in three discoveries and one dry well.
In the first half of 2006, Hydro participated in 25 exploration wells including extensions of producing wells, of which 14 have resulted in discoveries. Drilling operations underway at the end of the quarter included six wells related to Hydro’s international exploration activities.
Unrealized losses of NOK 163 million related to the Spinnaker hedge program8) were recognized in the second quarter of 2006, compared with unrealized losses of NOK 127 million in the first quarter of 2006.
Adjusted EBITDA
Exploration and Production adjusted EBITDA in the second quarter of 2006 was NOK 14,532 million, an increase of 28 percent compared with the same period last year. Exploration and Production adjusted EBITDA for the first half of 2006 was NOK 30,632 million, compared with NOK 22,804 million in the first half of 2005.
Energy and Oil Marketing
Operating income
Energy and Oil Marketing operating income amounted to NOK 1,170 million in the second quarter of 2006, an increase of 77 percent compared with the same period last year. The increase primarily related to gas activities. Compared with the first quarter, operating income increased by 21 percent, mainly as a result of changes in forward prices affecting the marked-to-market valuation of the gas contracts portfolio. Energy and Oil Marketing operating income for the first half of 2006 was NOK 2,137 million, compared to NOK 1,706 million for the first half of 2005.
Operating income from power activities increased 133 percent to NOK 277 million in the second quarter of 2006 compared with the second quarter of 2005 as a result of higher realized prices and higher forward prices. Spot prices rose by 48 percent during the quarter, compared with the second quarter of 2005. Power production in the second quarter was 1.8 TWh, 23 percent lower than the same period in 2005. Hydro’s reservoir balance (water and snow) at the end of the second quarter was below normal level and significantly lower than at the same time last year, which was a record year both in terms of precipitation and production.
Operating income from gas activities was NOK 867 million for the quarter, an increase of 130 percent compared with the second quarter of 2005. Gas activities consist of gas transportation and gas trading activities. Operating income for gas transportation increased 16 percent to NOK 437 million for the second quarter of 2006, compared with the second quarter of 2005, as a result of higher transportation booking volumes. Operating income for gas trading activities was NOK 430 million in the second quarter of 2006, compared with nil in the second quarter of 2005, and an operating loss of NOK 4 million in the first quarter of 2006. Operating income for gas trading is impacted by marked-to-market valuations on certain gas contracts included in the total portfolio9). Gas contracts that are not marked-to-market decreased in value during the quarter. In addition, operating income for gas trading activities was positively impacted by a settlement of approximately NOK 70 million in the second quarter of 2006.
Operating income from oil and gas liquids trading activities was NOK 67 million in the second quarter of 2006, declining by 35 percent compared to the high results in the second quarter of 2005.
Operating income from oil marketing activities was NOK 32 million in the second quarter, declining by 18 percent compared with the second

5)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.
6)	See discussion included in note 1. “Summary of Significant Accounting Policies” included in Hydro’s Annual Report and Form 20-F 2005.
7)	See discussion included in note 2. “Business combinations, dispositions and demerger” included in Hydro’s Annual Report and Form 20-F 2005. In accordance with Hydro’s accounting policy, all expenses related to exploration, with the exception of the cost of drilling exploratory wells, are expensed as incurred. As a result, any fair value allocated to such costs relating to acquired assets must be expensed.
8)	Hydro has hedged the majority of the oil and gas production from Spinnaker’s portfolio for the period 2006-2008. Under the hedging program, crude oil prices (West Texas Intermediate reference) have been secured between USD 45 per boe and USD 71.45 per boe using zero cost collar options. Hydro has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of USD 7.5 per million British thermal units (mmbtu). These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement.
9)	Contracts for delivery on the highly liquid UK gas market are accounted for as derivatives and therefore reflected at market values in the balance sheet while many contracts for delivery on the less liquid continental market are not.

Financial review    9
quarter of 2005 as a result of price competition in the Swedish gasoline retail business.
Adjusted EBITDA
Energy and Oil Marketing adjusted EBITDA in the second quarter of 2006 was NOK 1,448 million, an increase of 64 percent compared with the second quarter of 2005. Energy and Oil Marketing adjusted EBITDA for the first half of 2006 was NOK 2,689 million compared to NOK 2,101 million for the first half of 2005. Hydro Texaco, which is 50 percent owned by Hydro, finalized the divestment of its retail outlets in the Baltic countries in the second quarter of 2006. The sale resulted in a gain of NOK 18 million.
Eliminations Oil & Energy
As part of its downstream activities, Energy and Oil Marketing enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Energy and Oil Marketing recognizes both the internal purchase and the external sales contracts at market value. As a result, Energy and Oil Marketing recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. In addition, Energy and Oil Marketing sells power to Exploration and Production for use in some of their processing facilities. Exploration and Production regards the purchase and supply contracts with Energy and Oil Marketing as normal purchase and sales agreements and does not recognize unrealized gains and losses on the contracts. Elimination of the effects of internal sales and purchase contracts between Energy and Oil Marketing and Exploration and Production resulted in a positive effect on the operating income for Eliminations Oil and Energy of NOK 344 million in the second quarter of 2006.
Aluminium activities
Operating income (loss)

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Aluminium Metal	1,620	1,166	3,660	2,235	2,694
Aluminium Products	301	210	752	489	(175)
Eliminations	(49)	(39)	(157)	(45)	(8)

Total	1,871	1,338	4,255	2,678	2,511

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Aluminium Metal	2,301	1,736	5,076	3,372	4,821
Aluminium Products	879	756	1,805	1,562	3,231
Eliminations	(49)	(39)	(157)	(45)	(8)

Total	3,131	2,453	6,724	4,889	8,044

     See discussion pertaining to non-GAAP financial measures included later in this report.
In January 2006, Hydro reorganized its upstream and downstream aluminium operations into two separate business areas: Aluminium Metal and Aluminium Products10).
Operating income from Hydro’s total aluminium operations increased approximately 40 percent in the second quarter of 2006 to NOK 1,871 million mainly as a result of higher aluminium prices and strong results from Hydro’s extrusion operations. Primary aluminium production was relatively unchanged compared with the second quarter of 2005. Production losses due to the plant closures in Norway and Germany were mostly offset by increased production relating to the Alouette expansion in Canada and incremental improvements to existing capacity. Aluminium Products’ operating income for the second quarter of 2006 was positively influenced by improved volumes. However, overall margin developments were still negative, despite positive developments in the Extrusion sector. Total aluminium operating results were also impacted by plant closure costs and write-downs of approximately NOK 500 million.

10)	Unrealized gains and losses previously included as part of Aluminium “other and eliminations” have been allocated between the two new business areas and are included in the operating income and adjusted EBITDA amounts above.

10    Second quarter report 2006
Aluminium Metal
Results and key operational data

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Operating income (loss)	1,620	1,166	3,660	2,235	2,694
Adjusted EBITDA	2,301	1,736	5,076	3,372	4,821

Aluminium price LME, realized (USD/mt)	2,368	1,842	2,257	1,813	1,812
Aluminium price LME, realized (NOK/mt)	15,107	12,176	14,922	11,899	11,941
Average exchange rate NOK /USD	6.38	6.61	6.63	6.56	6.59
Primary production (Kmt)	451	457	900	901	1,826

Market developments11)
The average market price for aluminium (LME three months average) increased by 49 percent to US dollar 2,681 per mt in the second quarter of 2006, compared with the second quarter of 2005. The corresponding LME price measured in Norwegian kroner increased by 46 percent.
In May, the LME price reached an all time high (in nominal terms) of close to US dollar 3,300 per mt as financial investors continued to build up long positions. However, during the second quarter concerns relating to higher inflation and increasing interest rates triggered a reduction of this exposure by financial investors. In addition, spot alumina prices declined influenced by higher than expected Chinese alumina production. As a result, the LME price fell back to around US dollar 2,500 per mt by the end of the second quarter.
Global production and consumption of primary aluminium increased by 5 percent and 7 percent, respectively, in the second quarter of 2006, compared with the second quarter of 2005. China continued to demonstrate strong growth in production and consumption, both increasing 16 to 20 percent in the quarter, compared with the corresponding quarter of 2005.
Chinese net exports of primary metal during the period January – May amounted to about 300,000 mt. Including scrap, semi fabricated and finished aluminium products, China became a net exporter of aluminium during the quarter. China is now also developing as a net exporter of semi fabricated products (extrusion and rolled products).
Reported primary metal inventories decreased slightly during the second quarter of 2006, to a level of approximately 2.9 million mt at the end of the quarter.
Operating income
Aluminium Metal’s operating income for the second quarter of 2006 increased 39 percent to NOK 1,620 million compared with the second quarter of 2005 mainly driven by higher aluminium prices. Operating income amounted to NOK 2,040 million in the first quarter of 2006.
Hydro’s primary aluminium production was 451,000 mt in the second quarter, a decrease of 6,000 mt compared with the second quarter of 2005 resulting in a negative effect on operating income of approximately NOK 50 million. Production of primary metal in the first quarter of 2006 amounted to 449,000 mt. Production declines due to the closures of the Hamburger Aluminium Werk (HAW) in Germany and the Søderberg production line at Høyanger in Norway were mostly offset by increased production relating to the Alouette expansion in Canada and positive effects due to amperage increase programs. Full production from the Stade smelter in Germany was maintained during the second quarter while activities relating to the planned closure of the smelter by the end of 2006 progressed as planned.
Realized aluminium prices measured in Norwegian kroner increased 24 percent in the second quarter of 2006 compared to the second quarter of 2005 contributing approximately NOK 1,800 million to operating income including a realized loss of NOK 227 million on LME future contracts and a gain on US dollar forward contracts of NOK 164 million relating to strategic hedge programs12). Realized aluminium prices measured in Norwegian kroner increased 3 percent, compared with the first quarter of 2006. Higher raw material and energy costs had a negative impact of about NOK 750 million for the second quarter of 2006, compared with the second quarter of 2005. Costs relating to the closure of primary metal plants amounted to NOK 309 million in the second quarter of 2006 primarily relating to the closure of the plant in Stade, Germany.
Operating income for the second quarter of 2006 included positive effects due to a reduction in unrealized losses on LME contracts amounting to NOK 181 million, compared with positive effects of NOK 458 million in the second quarter of 2005 and positive effects of NOK 480 million in the first quarter of 2006. During the second quarter of 2006, a large portion of the LME contracts outstanding at the end of the first quarter expired and were settled. Increased LME prices at the end of June 2006, compared with the end of the first quarter, resulted in unrealized losses on the LME contracts outstanding at the end of the second quarter13). In addition, operating income for the second quarter of 2006 included an unrealized loss amounting to NOK 85 million relating to power contracts in Germany. Operating income for the first quarter of 2006 included an unrealized gain amounting to NOK 59 million.

11)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.
12)	Strategic hedge programs (hedge accounting) will continue to impact reported results during 2006. The Sunndal program is comprised of LME future contracts spread evenly over the year and US dollar forward contracts maturing mainly in the first half of the year (approximately 20 percent of the 2006 currency contracts will mature in the second half). The LME future contracts and USD forward contracts underlying the hedge were priced at approximately US dollar 1,500 and NOK/USD 9.4 respectively for the remainder of the program. An additional hedge program to mitigate the effects of higher power prices was implemented for the period 2006 – 2008. The program consists of only LME contracts, sold at an average price of approximately US dollar 2,225. The remaining hedged production volume for 2006 – 2008 amounted to 575,000 mt at the end of the second quarter of 2006 of which 418,000 mt relates to the new program.
13)	Unrealized gains and losses result from marked-to-market valuation of open LME derivative contracts mainly relating to operational hedges. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.

Financial review    11
Hydro’s sourcing and trading operations incurred an operating loss of NOK 149 million in the second quarter of 2006, compared with a loss of NOK 127 million in the second quarter of 2005. Unrealized gains on LME contracts and losses on currency contracts excluded from these amounts14) amounted to a net gain of about NOK 340 million in the second quarter of 2006, compared with a corresponding net gain of about NOK 220 million in the same period of the previous year. The results for the second quarter of 2006 were positively impacted by approximately NOK 170 million due to exceptionally strong results from alumina trading operations.
Operating income for the first half of 2006 was NOK 3,660 million, compared with NOK 2,235 million for the first half of 2005. The increase mainly resulted from higher aluminium prices, partly offset by higher raw material costs and plant closure costs. In addition, unrealized gains on LME contracts amounted to NOK 661 million, compared with unrealized gains of NOK 291 million in the first half of 2005.
Adjusted EBITDA
Adjusted EBITDA for the second quarter of 2006 was NOK 2,301 million, compared with NOK 1,736 million in the second quarter of 2005.
Earnings from non-consolidated investees amounted to NOK 247 million in the second quarter of 2006, compared with NOK 140 million in the second quarter of 2005. Earnings from Hydro’s Søral smelter (Hydro’s share 49.86 percent) and Alunorte, declined in the second quarter of 2006, compared with the second quarter of 2005, due to unrealized losses on power contracts relating to the Søral smelter and negative unrealized currency effects relating to Alunorte. In the second quarter of 2006, unrealized losses on power contracts amounted to NOK 5 million, compared with unrealized gains of NOK 36 million in the second quarter of 2005. Unrealized currency losses amounted to NOK 12 million, compared with unrealized gains of NOK 116 million in the second quarter of 2005. The second quarter of 2005 also included a charge of NOK 149 million relating to Hydro’s share of costs for the closure of the partly owned Hamburger Aluminium Werk (HAW) smelter in Germany.
The decline in earnings for both Søral and Alunorte was partly offset by improved operating results due to better market conditions. In addition, Alunorte demonstrated a strong underlying positive development due to the increased alumina production following the start-up of the second expansion program.
Plant closures
In July 2006, Hydro reached agreements with the energy companies Prokon Nord and Electrabel, and the neighboring alumina refinery AOS, to divest the industrial site in Stade after the closure of the primary aluminium plant by the end of 2006. Under the agreement, Prokon will take over fixed assets and all environmental liabilities after the shut-down of production.
Total costs related to the closure of the Norwegian Søderberg plants at Høyanger and Årdal and the German metal plants in Hamburg and Stade are estimated at NOK 1 billion. Remaining costs relating to the closures amount to approximately NOK 300 million at the end of the second quarter and are expected to be incurred mainly during the second half of 2006.
Key development activities
Preparations for the development of the Qatalum aluminium plant are progressing according to schedule following the signing of the joint venture agreement between Hydro and Qatar Petroleum in March 2006 (Hydro’s share 50 percent).
The second expansion of the Alunorte alumina refinery (owned 34 percent by Hydro) reached full annual production capacity during the second quarter of 2006. Preparations are underway for a third expansion of the refinery that will increase annual capacity by more than 50 percent to approximately 6.5 million mt. Alunorte is among the largest and most cost efficient alumina plants in the world.
Factors affecting developments in the coming quarters
The general economic outlook for the second half of 2006 remains positive, but growth in the US may slow towards year-end. Expected inflation and interest rate developments in major economies indicate a somewhat slower economic growth in the Western World in 2007 compared with 2006. China’s strong economic growth is assumed to continue.
Hydro expects shipments of primary metal in the Western World to increase about 4 percent in 2006, positively influenced by customers’ inventory increases, particularly in Europe. Corresponding production is expected to increase around 2 percent. Global consumption and production of primary aluminium are each expected to increase in 2006 by approximately 5 – 6 percent. In 2007, shipment growth in the Western World is expected to slow somewhat, assuming lower economic growth and an end to the restocking currently experienced in the market.
The market for primary metal is expected to remain fairly balanced in both 2006 and 2007 with only minor inventory changes. The main uncertainties relate to developments in China and in alumina and energy price levels. In addition, the behavior of financial investors has become an important factor. In recent years, investor participation has broadened and the activity level has increased significantly, adding increased volatility to the LME price.
By the end of the second quarter of 2006, Hydro had sold approximately 80 percent of its estimated production for the third quarter of 2006. The realized aluminium price for the sold volume was approximately US dollar 2,450 per mt including the total estimated effects on operating income of volumes hedged for the third quarter.
The USD hedge relating to the Sunndal hedge program had a positive impact on operating income amounting to NOK 341 million for the first half of 2006. The corresponding impact on results for the second half of 2006 will be substantially lower.
Since the end of the first quarter 2006, the spot alumina prices have fallen. Hydro expects the alumina market to continue its downward trend also during the coming quarters, although at a lower pace. The contribution from alumina trading is expected to be lower in the second half of 2006 due to lower alumina prices and volumes.

14)	Marked-to-market adjustments on LME contracts entered into by Hydro’s sourcing and trading operating unit are excluded from the results reported for this operating unit. These effects are evaluated for the business area as a whole and not on an individual operating unit basis. Gains and losses on LME contracts are included in the various units’ results when realized. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

12    Second quarter report 2006
Aluminium Products
Operating income (loss)

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Rolled Products	225	308	686	538	754
Extrusion	148	24	(10)	133	275
Automotive	(60)	41	(65)	(103)	(1,384)
Other and eliminations	(12)	(163)	141	(80)	180

Total	301	210	752	489	(175)

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Rolled Products	361	464	964	859	1,565
Extrusion	398	185	379	427	867
Automotive	131	271	321	359	628
Other and eliminations	(12)	(164)	141	(83)	171

Total	879	756	1,805	1,562	3,231

Aluminium Products operating income amounted to NOK 301 million for the quarter, compared with operating income of NOK 210 million in the second quarter of 2005. The improved result reflected strong results from Hydro’s extrusion operations due to higher volumes. However, results relating to Hydro’s rolled products and automotive operations remained weak. Volumes increased during the quarter but margins declined. Results in the second quarter of 2006 were also impacted by positive metal effects15) amounting to NOK 149 million, the impairment write-down of Extrusion’s Ellenville operations in the US of NOK 116 million and costs of NOK 69 million related to the closure of the magnesium operations in Porsgrunn, Norway. Operating income also included negative effects due to a decline in unrealized gains on LME contracts amounting to NOK 13 million for the second quarter of 2006, compared with corresponding negative effects of NOK 164 million in the second quarter of 200516). Operating income declined 33 percent from NOK 452 million in the first quarter of 2006 mainly due to lower metal effects in the rolled products operations and lower unrealized gains on LME contracts in the first quarter.
Operating income for the first half of 2006 was NOK 752 million, improving from NOK 489 million in the same period last year. Increased volumes in all business sectors contributed NOK 833 million while margin reductions and capacity related cost increases negatively impacted the result by NOK 481 million. In addition, the results were influenced by pension charges in the UK of NOK 380 million charged in the first quarter of 2006. Metal effects in Rolled Products contributed NOK 498 million to operating income for the first half of 2006 while unrealized gains on LME contracts amounted to NOK 137 million.
In May 2006, Hydro decided to close its magnesium operations in Porsgrunn, Norway as a result of increasing exports from Chinese producers into the European markets. Operations ceased at the plant in the second quarter of 2006. Increased quantities of Chinese magnesium in western markets have resulted in significant downward pressure on prices and a substantial restructuring of the western magnesium industry.
Market developments17)
On the basis of improved European economic developments, the market for standard rolled products remained stable in the quarter with firm order activity. Demand was strong across most end-use markets. Preliminary estimates indicate an increase in shipments of about 3.5 percent in the second quarter of 2006, compared with the second quarter of 2005. However, shipments declined in the US rolled products market in the second quarter, compared with the second quarter of 2005.
The upward momentum in the European general extrusion market experienced in the first quarter has continued in the second quarter. Demand was robust resulting in extended delivery times and extrusion ingot was in short supply. During the second quarter of 2006, shipments rose about 4 percent from the second quarter 2005. The US extrusion market remained sound due to continuing strong demand from the building repair and renovation market and from the commercial transport sector. Preliminary estimates indicate an increase in shipments from the second quarter 2005 to the second quarter 2006 of about 3.5 percent.
Estimated global automotive sales increased by 4.3 percent for the first half of 2006, compared with the corresponding period last year. US sales were down 2.4 percent. The big three US producers continued to lose market shares to Asian brands. Sales in Western Europe were up 1.5 percent for the first half of 2006, compared with the same period last year.

15)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of Rolled Products has a duration of two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have the opposite effect.
16)	Unrealized gains and losses result from marked-to-market valuation of open LME derivative contracts related to operational hedges. Such effects are included as part of eliminations along with unrealized gains and losses on LME contracts entered into by other units in Aluminium Products. Gains and losses on LME contracts are included in the various units’ results when realized. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.
17)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

Financial review    13
Factors affecting development in the coming quarters
The European economic outlook continues to be positive. Industrial production is estimated to grow about 0.5 percent in 2006 reaching 2.5 to 3 percent in Europe as a whole and 3.5 to 4 percent in Germany. However, industrial production growth is assumed to slow somewhat in 2007.
The European rolled products and extrusion markets normally have an underlying growth in line with industrial production developments. However, a somewhat stronger growth in shipments is expected in 2006 due to customer restocking. Margins for extrusion are expected to improve somewhat, whereas margins are expected to remain under pressure for rolled products. Shipment growth in 2007 is expected to be lower than in 2006, in line with development in industrial production.
The US economy is still strong, but industrial production is expected to show lower growth rates towards the end of 2006 and into 2007. Growth within rolled products appears to be slowing, and growth within extrusion markets is also expected to slow late in 2006 and early in 2007.
The global light vehicle market is expected to continue growing during the remaining part of 2006. However, the US market is expected to show a weak performance during the summer and early autumn compared with the same period in 2005 due to the incentive based sales programs last year. The European market is expected to grow somewhat in the second half of 2006 and is estimated to increase about 4 percent for the year as a whole. However, the general market development does not necessarily indicate positive developments relating to Hydro’s automotive contract portfolio. Margins are expected to remain under pressure.
Rolled Products
Operating income
Rolled Products’ operating income for the second quarter of 2006 was NOK 225 million, compared with NOK 308 million in the corresponding quarter of 2005. Operating income included a positive metal effect of NOK 149 million in the second quarter 2006, compared with a positive metal effect of NOK 83 million in the second quarter 2005, reflecting increasing metal prices. Results for 2005 included a positive amount of NOK 42 million, relating to an insurance settlement.
Hydro’s total sales volumes increased by 3.7 percent during the quarter, compared with the second quarter in 2005. European shipments, amounting to roughly 80 percent of the total volumes, increased about 8 percent while sales outside of Europe declined by 11 percent compared to second quarter 2005. Net volume increases contributed NOK 51 million to operating results for the quarter compared with the second quarter of 2005.
Margins in Euro declined in the second quarter of 2006, partly due to negative developments in the USD/Euro exchange rates. Increased power and other capacity related costs negatively impacted operating income for the quarter by NOK 80 million, compared with the second quarter of 2005.
Adjusted EBITDA
Adjusted EBITDA in the second quarter of 2006 was NOK 361 million, compared to NOK 464 million for the second quarter of 2005.
Extrusion
Operating income
Operating income for Hydro’s extrusion operations was NOK 148 million in the second quarter of 2006, compared with NOK 24 million in the same quarter in 2005. Results for the second quarter of 2006 included costs relating to an impairment write-down of the Ellenville extrusion operations in the US amounting to NOK 116 million. The second quarter of 2005 included charges amounting to NOK 120 million relating to bad debts and rationalization costs.
Hydro’s European extrusion shipments increased about 9 percent during the second quarter, compared with the same quarter of 2005, while shipments within North America increased by 1 percent. Building Systems volumes increased by 2 percent. Improved volumes contributed approximately NOK 125 million to operating income for the quarter.
Margins strengthened during the quarter compared with the second quarter of 2005 and other operating costs declined largely due to the charges described above, contributing NOK 92 million to operating income for the second quarter of 2006.
Adjusted EBITDA
Adjusted EBITDA in the second quarter of 2006 was NOK 398 million, compared with NOK 185 million in the same quarter of 2005.
Automotive
Operating income
Hydro’s automotive operations incurred an operating loss of NOK 60 million in the second quarter 2006, compared with an operating profit of NOK 41 million in the same quarter in 2005. Results for the second quarter of 2006 included costs relating to the closure of the magnesium operations in Porsgrunn amounting to NOK 69 million. Volumes improved during the quarter compared to second quarter of 2005 while margins declined resulting in a net negative impact of NOK 90 million. Results for the second quarter compared to last year were positively impacted by lower depreciation charges amounting to NOK 40 million, primarily as a result of impairment write-downs relating to magnesium operations in 2005.
Adjusted EBITDA
Adjusted EBITDA in the second quarter of 2006 was NOK 131 million, compared with NOK 271 million in the same quarter of 2005.

14       Second quarter report 2006
Other activities
Operating income (loss)

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Polymers	189	20	261	214	69
Other	32	89	74	70	(71)

Total	221	109	335	284	(2)

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Polymers	297	145	471	472	564
Other	40	445	200	540	1,316

Total	337	590	672	1,012	1,880

     Other activities consists of Polymers, the casualty insurance company Industriforsikring, Hydro’s internal services and BioMar Holding A/S (sold in December 2005).
Polymers
Operating income for Hydro Polymers amounted to NOK 189 million in the second quarter of 2006, compared to operating income of NOK 20 million for the same period in 2005. The increase primarily resulted from efficiency improvements and record high production combined with higher sales volumes and sales prices. The new chlorine plant at Rafnes and the expanded Noretyl cracker are performing according to plan. Operating income for the first half of 2006 amounted to NOK 261 million, compared to NOK 214 million for 2005.
Adjusted EBITDA amounted to NOK 297 million in the second quarter and NOK 471 million for the first six months of the year compared to NOK 145 million and NOK 472 million, respectively, for the same periods in 2005. Results from non-consolidated investees decreased by NOK 24 million in the second quarter and NOK 62 million for the first half of the year compared to 2005, mainly due to a lower contribution from Qatar Vinyl Company.
The conversion of the older diaphragm chlorine plant at Rafnes to membrane technology is progressing according to plan and is expected to be completed during the second half of 2006.
Corporate activities and eliminations
Corporate activities and eliminations incurred an operating loss of NOK 670 million for the second quarter of 2006, compared with operating income of NOK 322 million in second quarter of 2005. The result for the quarter included a charge amounting to NOK 445 million relating to the elimination of unrealized gains on power purchase contracts, compared to a credit of NOK 535 million relating to the elimination of unrealized losses in the second quarter of 2005. For the first half of 2006, Corporate activities and eliminations had operating income amounting to NOK 466 million, compared with operating income of NOK 713 million in first half of 2005. The result for the first half of the year included a credit of NOK 814 million relating to the elimination of unrealized losses on power purchase contracts, compared to a corresponding credit of NOK 1,070 million in the first half of 2005.
Hydro’s energy and oil marketing unit is responsible for ensuring the supply of electricity for Hydro’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these sales contracts are recognized at market value by Energy and Oil marketing, while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The elimination of the market value adjustment booked within Energy and Oil marketing resulted in the negative effect on operating income in the second quarter of 2006 and positive effect in the first half of 2006 indicated above.
The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.
Net costs related to pensions and related social security for the second quarter of 2006 amounted to a charge of NOK 240 million, compared to a charge of NOK 175 million in the corresponding quarter of 2005. Net costs related to pensions and related social security for first half of 2006 amounted to a charge of NOK 109 million, compared to a charge of NOK 190 million in the corresponding period of 2005. The amount for the first half of 2006 included the reversal of costs relating to funding a deficit in a UK defined benefit pension plan of approximately NOK 380 million. The amount for the first half of 2005 included the reversal of a settlement loss charged to Automotive related to the plant closure in Leeds amounting to NOK 154 million.
Costs relating to the closure of the magnesium casthouse in Porsgrunn, Noway have been eliminated resulting in a credit to Corporate and eliminations amounting to NOK 65 million for the second quarter of 2006. Employees operating the plant will be transferred to the Herøya Industrial Park where the operations are located.

Financial review     15
Finance
Financial income and expense

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Interest income	212	198	446	404	897
Dividends received / net gain (loss) on securities	6	58	185	163	338

Interest income and other financial income	218	256	631	567	1,235

Interest expense	(409)	(457)	(860)	(867)	(1,745)
Capitalized interest	293	231	572	396	867
Net foreign exchange gain (loss)	813	(561)	1,343	(1,512)	(2,159)
Other	3	(26)	(7)	(52)	(89)

Interest expense and foreign exchange gain/(loss)	701	(814)	1,048	(2,035)	(3,125)

Net financial income (expense)	919	(558)	1,679	(1,468)	(1,890)

Exchange rates

	Second quarter		First half		Year
	2006	2005	2006	2005	2005

NOK/USD Average exchange rate	6.24	6.39	6.46	6.34	6.45
NOK/USD Balance sheet date exchange rate	6.24	6.55	6.24	6.55	6.77
NOK/EUR Average exchange rate	7.83	8.05	7.93	8.14	8.01
NOK/EUR Balance sheet date exchange rate	7.94	7.92	7.94	7.92	7.99

     Source: Norges Bank
Net financial income for the second quarter amounted to NOK 919 million, including a net currency gain of NOK 813 million. The currency gain was mainly due to the weakening of US dollar over the quarter resulting in gain on Hydro’s US dollar denominated debt and foreign currency contracts. The second quarter of 2005 included a net currency loss amounting to NOK 561 million.
Higher capitalized interest in 2006 contributed to the reduction in net interest expense for the second quarter 2006 compared to the same quarter last year.
Net interest-bearing debt increased from nil during the quarter to NOK 3 billion. The main cash outflows during the quarter included a tax payment of NOK 12 billion, dividend payments of NOK 5.5 billion and the repurchase of Hydro shares amounting to NOK 1.3 billion.
Hydro’s adjusted debt/equity ratio, defined as adjusted net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest, was 0.21 at the end of the quarter, compared to 0.17 at the end of the first quarter 2006.
Tax
The provision for current and deferred taxes amounted to NOK 23,571 million for the first half of 2006, approximately 68 percent of income before tax and minority interest. Most of the amount consists of current taxes. The equivalent amount for 2005 was NOK 14,713 million, approximately 66 percent of income before tax and minority interest.
The high tax rate in both periods resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.
Oslo, 24 July 2006
Board of Directors

16     Second quarter report 2006
Liquidity and capital resources
Reference is made to the “Liquidity and Capital Resources” section of Hydro’s Annual Report and Form 20-F 2005.
Cash flow
Hydro has historically financed its operations primarily through cash generated by operating activities. During the first six months of 2006, net cash generated by Hydro’s operations of NOK 23.1 billion was sufficient to fund the net cash used in investing activities of NOK 17.5 billion. Hydro used another NOK 8.3 billion in financing activities. In total, Hydro’s cash balance decreased by NOK 2.7 billion.
Net cash provided by operating activities amounted to NOK 23,142 million for the six months ended 30 June 2006, which was nearly twice the amount of the corresponding period of 2005. The improvement reflects increased earnings due to sustained high oil and gas prices and improved aluminium prices. However, approximately NOK 6,500 million of the increase relates to higher tax accruals which will be paid in the second half of 2006. Net cash provided by operating activities amounted to NOK 11,752 million for the six months ended 30 June 2005.
Net cash used in investing activities in the first six months of 2006 amounted to NOK 17,528 million compared to NOK 8,830 million for the same period of 2005, an increase of NOK 8,698 million. Net purchases of short-term investments increased by NOK 6,188 million while net cash used for capital expenditure investments increased by NOK 2,510 million as compared to the same period of 2005.
Net cash used in financing activities was NOK 8,336 million for the six months ended 30 June 2006, an increase of NOK 2,304 million compared to net cash used in financing activities of NOK 6,032 million for the corresponding period of 2005.
Liquidity
Cash and cash equivalents were NOK 7.7 billion as of 30 June 2006 compared to NOK 10.5 billion as of 31 December 2005. Hydro’s cash positions and short-term investments including bank term deposits amounted to NOK 20.4 billion as of 30 June 2006 compared to NOK 14.3 billion at the end of 2005.
As discussed in the 2005 20-F, Hydro continues to expect that cash from continuing operations, together with the liquid holdings and available credit facilities, will be more than sufficient to meet all planned capital expenditures, operational requirements, dividends and debt repayments in 2006.
Market risk
Reference is made to the “Market Risk” section of Hydro’s Annual Report and Form 20-F 2005.
During the second quarter of 2006, Hydro’s total financial derivative sensitivity decreased to some extent compared to the previous quarter.
For Oil & Energy, the sensitivity to changes in oil and natural gas prices on derivative contracts remain virtually unchanged over the quarter. Oil & Energy’s risk exposure on oil and gas contracts is to a large extent offset by the risk exposure on power contracts.
In Aluminium Metal, Trading reduced its exposure through increased buybacks of short positions through customer sales, in addition to the unwinding of hedge programs. However, stronger LME prices increased sensitivity on the remaining short positions.
Total USD sensitivity fell marginally, while interest rate sensitivity was relatively unchanged, compared to the first quarter of 2006.
The total fair value of all financial and derivative positions has been reduced compared to the previous quarter, due to lower balances of cash and cash equivalents. However, slightly higher interest rates have reduced the fair value of long-term debt. Further, a weaker USD to NOK also reduces the effects on both debt and short derivative currency positions. Sensitivity to other currencies increased marginally.
As discussed in the 2005 20-F, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of Hydro. Therefore, Hydro’s management cautions against relying on the information presented.

Financial statements     17
Condensed consolidated statements of income
(unaudited)

	Second quarter			First half			Year
	2006	2006	2005	2006	2006	2005	2005
Million, except per share data	NOK	EUR 1)	NOK	NOK	EUR 1)	NOK	NOK

Operating revenues	51,435	6,479	42,119	106,851	13,459	84,271	174,201
Depreciation, depletion and amortization	4,082	514	3,515	8,224	1,036	7,062	16,086
Other operating costs	32,713	4,121	27,349	66,120	8,328	54,200	111,683

Operating income	14,640	1,844	11,255	32,507	4,095	23,009	46,432

Equity in net income of non-consolidated investees	372	47	246	688	87	459	619
Financial income (expense), net	919	116	(558)	1,679	211	(1,468)	(1,890)
Other income (loss), net	—	—	233	—	—	233	990

Income before tax and minority interest	15,931	2,007	11,176	34,874	4,393	22,233	46,152

Income tax expense	(10,454)	(1,317)	(7,429)	(23,571)	(2,969)	(14,713)	(30,317)
Minority interest	(83)	(10)	(169)	(39)	(5)	(250)	(118)

Income before cumulative effect of change in accounting principles	5,394	679	3,577	11,263	1,419	7,270	15,716
Cumulative effect of change in accounting principles	—	—	—	—	—	—	(78)

Net income	5,394	679	3,577	11,263	1,419	7,270	15,638

Basic and diluted earnings per share before change in accounting principles (in NOK and Euro) 2) 3)	4.30	0.54	2.90	9.00	1.10	5.80	12.50
Basic and diluted earnings per share (in NOK and Euro) 2) 3)	4.30	0.54	2.90	9.00	1.10	5.80	12.50

Weighted average number of outstanding shares	1,247	1,247	1,255	1,249	1,249	1,255	1,254

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2006, which was 7.9391.
2)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
3)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

The accompanying notes are an integral part of these consolidated financial statements.

18    Second quarter report 2006
Condensed consolidated balance sheets
(unaudited)

	30 June		31 December
	2006	2006	2005	2005
Million	NOK	EUR1)	NOK	NOK

Assets

Cash and cash equivalents	7,725	973	11,120	10,463
Short-term investments	12,669	1,596	13,815	3,865
Receivables and other current assets	46,165	5,815	36,565	41,411
Inventories	15,985	2,013	13,660	14,553

Total current assets	82,545	10,397	75,160	70,293

Property, plant and equipment, less accumulated depreciation, depletion and amortization	126,336	15,913	107,203	128,191
Other assets	29,151	3,672	25,479	28,711

Total non-current assets	155,487	19,585	132,682	156,902

Total assets	238,031	29,982	207,842	227,195

Liabilities and shareholders’ equity

Bank loans and other interest bearing short-term debt	3,325	419	4,379	4,658
Current portion of long-term debt	220	28	398	379
Other current liabilities	61,047	7,689	43,857	48,219

Total current liabilities	64,592	8,136	48,634	53,256

Long-term debt	19,942	2,512	20,817	21,387
Other long-term liabilities	22,938	2,889	19,754	22,363
Deferred tax liabilities	32,808	4,133	29,303	33,713

Total long-term liabilities	75,688	9,534	69,875	77,462

Minority shareholders’ interest in consolidated subsidiaries	719	91	1,542	981

Share capital	4,708	593	4,739	4,739
Other shareholder’s equity	92,324	11,629	83,052	90,756

Shareholders’ equity	97,033	12,222	87,791	95,495

Total liabilities and shareholders’ equity	238,031	29,982	207,842	227,195

Total number of outstanding shares 2)	1,240	1,240	1,255	1,251

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2006, which was 7.9391.
2)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements    19
Condensed consolidated statements of cash flows
(unaudited)

	Six months ended 30 June			Year
	2006	2006	2005	2005
Million	NOK	EUR1)	NOK	NOK

Operating activities:

Net income	11,263	1,419	7,270	15,638

Adjustments:

Depreciation, depletion and amortization	8,224	1,036	7,062	16,086
Other adjustments	3,655	460	(2,580)	(4,339)

Net cash provided by operating activities	23,142	2,915	11,752	27,385

Investing activities:

Purchases of property, plant and equipment	(8,582)	(1,081)	(7,651)	(17,562)
Purchases of other long-term investments	(602)	(76)	(436)	(17,263)
Purchases of short-term investments	(10,700)	(1,348)	(11,812)	(15,162)
Proceeds from sales of property, plant and equipment	219	28	1,241	1,362
Proceeds from sales of other long-term investments	287	36	678	1,862
Proceeds from sales of short-term investments	1,850	233	9,150	22,445

Net cash used in investing activities	(17,528)	(2,208)	(8,830)	(24,318)

Financing activities:

Loan proceeds	79	10	1,119	1,844
Principal repayments	(1,592)	(201)	(1,138)	(2,102)
Ordinary shares purchased	(1,347)	(170)	(1,032)	(1,589)
Ordinary shares issued	30	4	40	71
Dividends paid	(5,506)	(694)	(5,021)	(5,021)

Net cash used in financing activities	(8,336)	(1,050)	(6,032)	(6,797)

Foreign currency effects on cash	(16)	(2)	(136)	(173)

Net decrease in cash and cash equivalents	(2,738)	(345)	(3,246)	(3,903)

Cash and cash equivalents at beginning of period	10,463	1,318	14,366	14,366

Cash and cash equivalents at end of period	7,725	973	11,120	10,463

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2006, which was 7.9391.
  The accompanying notes are an integral part of these consolidated financial statements.

20    Second quarter report 2006
Notes to the condensed consolidated financial statements
Note 1: Accounting policies
The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December 2005 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended 31 December 2005 with the addition of the accounting standards implemented during 2006. The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented.
The interim financial statements are unaudited and certain information and footnote disclosures normally included in the annual financial statements have been condensed or omitted. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. Unless otherwise stated, comparative figures are for the corresponding period in 2005. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2006 presentation. Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. As a result of rounding adjustments, the figures in one or more columns in the condensed consolidated financial statements may not add up to the total of that column.
Changes in accounting principles
Share-based compensation
In December 2004 the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”. The revised standard focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The standard requires that all share-based payment plans be recognized in the financial statements at fair value.
Effective 1 January 2006 Hydro adopted FASB Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” using the modified prospective approach. On 15 June 2006 Hydro’s Board of Directors decided to grant 705,000 stock options with an exercise price of NOK 175 to 31 top managers in Hydro. The stock options are in the form of cash settled share appreciation rights and as a consequence, the number of issued and outstanding shares will not be impacted upon exercise. These options have been granted under the same terms as the prior year stock option grant, and none of the outstanding plans have been modified or changed during the first half of 2006. The liability recognized in the financial statements related to these plans is measured at fair value in accordance with SFAS 123 (R). The impact of adopting SFAS 123 (R) on Hydro’s financial statements for the first half of 2006 is de minimis and the income statement cumulative effect of change in accounting principle is nill.
Accounting changes and error corrections
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. The standard applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. It generally requires retrospective application to prior periods’ financial statements for changes in accounting principles.
Effective 1 January, 2006, Hydro adopted FASB Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. Hydro did not have any accounting changes or error corrections within the scope of SFAS 154 during the first half of 2006.

Financial statements    21
Altersteilzeit (ATZ) early retirement programs
In June 2005 the EITF reached a consensus on Issue No. 05-05 “Accounting for the Altersteilzeit Early Retirement Programs and Similar Type Arrangements”. An Altersteilzeit Type II program is an early retirement program supported by the German government. This Issue addresses the accounting treatment of the annual bonus and additional pension contributions. The EITF consensus is that employee benefits provided under a Type II ATZ arrangement should be accounted for as a termination benefit under the FASB Statement of Financial Accounting Standards No. 112 “Employers’ Accounting for Postemployment Benefits”. Recognition of the cost of the benefits begins at the time individual employees enroll in the ATZ arrangements (e.g., sign a contract). The German government provides a subsidy to an employer related to the early retirement benefit payments if the employer has hired replacement employees. The EITF concluded that subsidies received under the ATZ arrangements should be accounted for when the employer meets the criteria necessary to receive the subsidy.
Effective 1 January 2006 Hydro adopted EITF No. 05-05. The impact of adopting EITF No. 05-05 on Hydro’s financial statements has not been material.
Inventory counterparty purchases and sales
During 2005 the FASB ratified the consensus reached by the EITF on Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. The issue arose specifically related to buy/sell arrangements within the oil and gas industry. The EITF concluded that inventory purchase and sale transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29 (nonmonetary exchanges). The EITF also concluded that exchanges of inventory should be recognized at carryover basis except for exchanges of finished goods for either raw materials or work-in-process, which would be recognized at fair value.
Effective 1 April 2006 Hydro implemented Issue No. 04-13 with no material impact. The EITF 04-13 applies only to any new arrangements entered into after the implementation date.
New pronouncements
FASB statement No. 155
In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140”. The standard affects companies that hold or issue financial instruments with embedded derivatives that otherwise would require bifurcation and companies that invest in securitized financial assets. The standard allows entities to make an irrevocable election to measure hybrid financial instruments at fair value in its entirety, with changes recognized in earnings, rather than bifurcate and value separately the embedded derivative and host contract. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after an entity’s first fiscal year that begins after September 15, 2006. Early adoption is permitted. Hydro currently does not have any financial instruments that would fall within the scope of SFAS 155. Hydro will implement SFAS 155 no later than 1 January 2007.
FASB Interpretation No. 48
In June 2006 the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Tax Positions, an interpretation of FASB Statement No. 109” (FIN 48). This interpretation addresses the diversity in practice that has arisen, due to a lack of specific guidance in Statement No. 109, related to the recognition, derecognition and measurement of income taxes. FIN 48 specifically clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold. Tax positions must meet a more-likely-than-not recognition threshold. The tax benefit is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after 15 December 2006. Early adoption is permitted. Hydro is currently evaluating the accounting impact but does not expect the adoption of FIN 48 to materially impact the results of operations or financial position’ Hydro will implement FIN 48 no later than 1 January 2007.

22    Second quarter report 2006
Note 2: Changes in shareholders’ equity

	First half			Year
NOK million	2006		2005	2005

Shareholders’ equity at beginning of period	95,495		85,890	85,890
Net income	11,263		7,270	15,638
Dividends declared and paid 1)	(5,506)		(5,021)	(5,021)
Foreign currency translation, net	(1,884)		(190)	711
Hedge of net investment and cash flow hedge 2)	(846)		(217)	(718)
Other items recorded directly to shareholders’ equity	213		(11)	(519)
Net purchase of treasury stock	(1,701	) 3)	70	(487)

Shareholders’ equity at end of period	97,033		87,791	95,495

1)	Dividends are declared and paid once each year. Dividends declared and paid constitute NOK 4.40 per share in 2006 and NOK 4.00 per share in 2005. Previously reported dividends per share have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.
2) 3)	As of 1 January 2005, Hydro no longer designates certain financial instruments as hedges of net investment in foreign subsidiaries.
Includes redemption of shares approved in the general meeting 9 May 2006 with NOK 471 million, completed 14 May 2006.
Note 3: Operating segment information
Segment measures
Hydro’s segment reporting, presented in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”, includes two measures of segment results, “Operating Income” and “Adjusted EBITDA” which both are regularly reviewed by senior management. “Operating Income” is defined in accordance with the Norwegian Accounting Act, and is consistent with the same measure for the Group. The segment measures are an integral part of Hydro’s steering model. Hydro’s management makes regular use of both these measures to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views the combination of these measures, in combination with other reported measures, as providing a better understanding — for management and for investors — of the operating results of its business segments for the period under evaluation compared to relying on one of the measures.
Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”. Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA.
Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.
Intersegment sales and transfers reflect arm’s length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations”. These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
The accounting policies of the operating segments reflect those described in the summary of significant accounting policies in Note 1 to Hydro’s financial statements, with the following exceptions: Certain internal commodity contracts may meet the definition of a derivative under SFAS 133. However, Hydro considers these contracts as sourcing of raw materials or sale of own production even though contracts for various reasons include clauses that meet the definition of a derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, Hydro management has allocated the responsibility for assets to a segment, and this allocation is reflected in the segment reporting even though contract clauses may indicate that another segment leases the assets under a capital lease arrangement. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either the premium charged by the scheme (UK) or charged based on service cost (Norway and Germany). Any difference between these charges and pension expenses measured in accordance with GAAP is included in Corporate and Eliminations.

Financial statements 23
Effective 1 February 2006 Hydro decided to split the Aluminium segment into two new segments, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Eliminations and other, including unrealized gains and losses on LME contracts, have been split between the two segments. Accordingly, the segment results for the 2005 financial year have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information.
Subsequent to the issuance of Hydro’s annual consolidated financial statements for 2005, management determined that certain intersegment revenues and expenses for the years 2005, 2004 and 2003 were incorrectly disclosed. As a result, such amounts have been restated from the amounts previously reported. These disclosures had no impact on the consolidated financial position, revenues or results of operations.
The following pages include information about Hydro’s operating segments, including a reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments.
Operating revenues

	Second quarter		First half			Year
	2006	2005	2006		2005	2005
NOK million		Restated 2)			Restated 2)	Restated 2)

Exploration and Production	18,005	14,055	38,883	3)	28,630	64,201
Energy and Oil Marketing	21,887	15,555	45,187	3)	32,615	72,440
Eliminations	(14,265)	(10,826)	(29,342	) 3)	(22,197)	(50,166)

Oil & Energy	25,627	18,784	(54,728)		39,048	86,475

Aluminium Metal1)	17,935	14,417	35,903		28,070	54,579
Aluminium Products 1)	13,570	11,924	26,570		23,328	45,446
Other activities	2,758	3,044	5,733		6,146	12,297
Corporate and eliminations	(8,455)	(6,051)	(16,083)		(12,321)	(24,597)

Total	51,435	42,119	(106,851)		84,271	174,201

External revenues

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Exploration and Production	4,485	4,197	10,908	8,373	18,362
Energy and Oil Marketing	19,646	14,128	41,946	29,869	65,742
Eliminations	—	—	2	—	—

Oil & Energy	24,131	18,325	52,856	38,242	84,104

Aluminium Metal 1)	11,636	9,637	23,273	18,280	35,642
Aluminium Products 1)	13,508	11,771	26,450	23,055	44,933
Other activities	2,164	2,392	4,281	4,697	9,510
Corporate and eliminations	(4)	(6)	(9)	(2)	11

Total	51,435	42,119	106,851	84,271	174,201

Internal revenues

	Second quarter		First half			Year
	2006	2005	2006		2005	2005
NOK million		Restated 2)			Restated 2)	Restated 2)

Exploration and Production	13,520	9,858	27,975	3)	20,256	45,838
Energy and Oil Marketing	2,242	1,428	3,242	3)	2,746	6,698
Eliminations	(14,265)	(10,826)	(29,344	) 3)	(22,197)	(50,166)

Oil & Energy	1,497	459	1,872		805	2,371

Aluminium Metal 1)	6,299	4,780	12,630		9,791	18,937
Aluminium Products 1)	62	153	120		273	513
Other activities	593	653	1,451		1,449	2,787
Corporate and eliminations	(8,451)	(6,045)	(16,074)		(12,319)	(24,608)

Total	—	—	—		—	—

1)	Effective 1 February 2006, Hydro has decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.
2)	Certain internal revenues within the Oil & Energy business area were inadvertently reported as intersegment revenues in prior periods. Prior periods have been amended to correct the error.
3)	As of 1 April 2006 the presentation of certain internal buy/sell arrangements is presented on a net basis to better represent revenue on transactions within the sub-segments in Oil & Energy. Previously released first quarter 2006 figures (included in the year-to-date 2006 figures) are reclassified on a net basis. Total revenue for first quarter 2006 was reduced by NOK 865 million. 2005 figures have not been netted.

24 Second quarter report 2006
Depreciation, depletion and amortization

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Exploration and Production	2,859	2,293	5,848	4,690	9,961
Energy and Oil Marketing	178	170	362	309	651

Oil & Energy	3,036	2,463	6,210	4,999	10,612

Aluminium Metal 1)	406	413	821	811	1,687
Aluminium Products 1)	532	508	973	989	3,246
Other activities	108	124	218	250	517
Corporate and eliminations	(1)	6	2	13	22

Total	4,082	3,515	8,224	7,062	16,086

Operating income (loss)

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Exploration and Production	11,654	9,049	24,756	18,106	40,594
Energy and Oil Marketing	1,170	660	2,137	1,706	3,575
Eliminations	344	(262)	401	(522)	(719)

Oil & Energy	13,168	9,447	27,294	19,289	43,451

Aluminium Metal 1)	1,620	1,166	3,660	2,235	2,694
Aluminium Products 1)	301	210	752	489	(175)
Other activities	221	109	335	284	(2)
Corporate and eliminations	(670)	322	466	713	464

Total	14,640	11 ,255	32,507	23,009	46,432

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Exploration and Production	14,532	11,347	30,632	22,804	50,601
Energy and Oil Marketing	1,448	881	2,689	2,101	4,456
Eliminations	344	(262)	401	(522)	(719)

Oil & Energy	16,325	11,967	33,722	24,383	54,339

Aluminium Metal 1)	2,301	1,736	5,076	3,372	4,821
Aluminium Products 1)	879	756	1,805	1,562	3,231
Other activities	337	590	672	1,012	1,880
Corporate and eliminations	(505)	483	831	1,056	1,223

Total	19,337	15,533	42,106	31,385	65,493

1)	Effective 1 February 2006, Hydro has decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.

Financial statements 25
Operating income — adjusted EBIT — adjusted EBITDA Second quarter 2006

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	11,654	2	9	8	—	11,673	2,859	14,532
Energy and Oil Marketing	1,170	73	16	6	—	1,266	183	1,448
Eliminations	344	—	—	—	—	344	—	344

Oil & Energy	13,168	75	25	15	—	13,283	3,042	16,325

Aluminium Metal 1)	1,620	247	1	16	—	1 ,884	417	2,301
Aluminium Products 1)	301	28	4	—	—	332	547	879
Other activities	221	17	19	(28)	—	229	108	337
Corporate and eliminations	(670)	6	163	4	—	(498)	(7)	(505)

Total	14,640	372	212	6	—	15,230	4,107	19,337

Operating income — adjusted EBIT — adjusted EBITDA First half 2006

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	24,756	4	13	11	—	24,784	5,848	30,632
Energy and Oil Marketing	2,137	129	29	22	—	2,317	372	2,689
Eliminations	401	(1)	—	—	—	401	1	401

Oil & Energy	27,294	132	42	33	—	27,501	6,221	33,722

Aluminium Metal 1)	3,660	477	2	95	—	4,233	842	5,076
Aluminium Products 1)	752	44	8	—	—	803	1,002	1,805
Other activities	335	30	40	49	—	453	218	672
Corporate and eliminations	466	6	354	9	—	835	(4)	831

Total	32,507	688	446	185	—	33,826	8,280	42,106

Investments 2)

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Exploration and Production	3,540	2,857	7,001	5,137	33,846
Energy and Oil Marketing	533	715	779	1,099	2,333

Oil & Energy	4,073	3,573	7,779	6,236	36,179

Aluminium Metal 1)	393	370	781	697	1 ,792	3)
Aluminium Products 1)	227	319	459	533	1 ,970	3)
Other activities	102	276	208	508	1,097
Corporate and eliminations	6	20	17	48	72

Total	4,801	4,558	9,245	8,022	41,110

1)	Effective 1 February 2006, Hydro has decided to split Aluminium into two business areas, Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segment. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.
2)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.
3)	Includes effect of change in accounting principles (FIN 47). Non-cash increase in investment of NOK 186 million for Aluminium Metal and NOK 9 million for Aluminium Products.

26 Second quarter report 2006
Note 4: Net periodic pension cost
SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	280	208	561	415	830
Interest cost on prior period benefit obligation	322	322	643	645	1,292
Expected return on plan assets	(266)	(253)	(534)	(501)	(1 ,003)
Recognized net loss	109	66	218	141	283
Amortization of prior service cost	28	30	56	61	107
Curtailment loss	—	—	—	1	1

Net periodic pension cost	473	373	944	762	1,510
Defined contribution plans	7	7	13	16	45
Multi-employer plans	3	12	9	21	26
Termination benefits and other	81	171	146	358	604

Total net periodic pension cost	564	563	1,112	1,157	2,185

Note 5: Contingencies
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
On 30 June 2004, the EFTA Surveillance Authority (ESA) decided that exemptions for certain Norwegian businesses from the electricity tax for the period between 6 February and 31 December 2003 constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to make recoveries from those businesses. On 21 July 2005, an application for annulment of the decision launched by the Norwegian Government and the Federation of the Norwegian Processing Industry (PIL) was dismissed by the EFTA court. The total amount which the Norwegian government must recover from Hydro is dependant upon the government’s interpretation of the ESA’s decision. The amount will not be material to Hydro.
As operator on the Norwegian Continental Shelf, Hydro makes charges to its partners for pension costs. Since 1 January 2001, pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pension costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.
Hydro has long-term gas sales contracts with E.ON Ruhrgas. Deliveries under the contracts amount to approximately 1.6 bcm per year. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. Each of Hydro and E.ON Ruhrgas has requested adjustments of the price provisions of the gas sales contracts with effect from 1 January 2005. Failing agreement, E.ON Ruhrgas has, as of 18 October 2005, referred the matter to an independent arbitration panel in Stockholm, Sweden as provided for under the contracts. The arbitration proceedings are planned to take place in the summer of 2007, and the arbitral award can be expected in the autumn of 2007 at the earliest.

Financial statements    27
Note 6: Specification of balance sheet items
Short-term investments

	30 June		31 December
NOK million	2006	2005	2005

Bank time deposits	10,701	11,796	1,851
Marketable equity securities	483	461	517
Debt securities and other	1,486	1,558	1,498

Short-term investments	12,669	13,815	3,865

Receivables and other current assets

	30 June		31 December
NOK million	2006	2005	2005

Accounts receivable	29,832	25,918	24,117
Allowance for doubtful receivables	(837)	(905)	(784)
Short term deferred tax assets	2,233	1,086	2,166
Prepaid expenses and other current assets	14,936	10,466	15,912

Receivables and other current assets	46,165	36,565	41,411

Provision for doubtful accounts charged to the income statement in the second quarter of 2006 amounted to NOK 86 million compared with NOK 80 million in the second quarter of 2005. Provision for doubtful accounts for the first half of 2006 and 2005 was NOK 101 million and NOK 87 million respectively.
Inventories

	30 June		31 December
NOK million	2006	2005	2005

Finished goods	6,464	5,973	6,736
Work in progress	3,717	2,465	2,598
Raw materials	5,805	5,222	5,218

Total inventories	15,985	13,660	14,553

Property, plant and equipment

	30 June		31 December
NOK million	2006	2005	2005

Property, plant and equipment, Original cost	253,908	220,546	248,985
Accumulated depreciation	(127,572)	(113,344)	(120,795)

Net property, plant and equipment	126,336	107,203	128,191

Other current liabilities

	30 June		31 December
NOK million	2006	2005	2005

Accounts payable	15,509	12,509	14,035
Income taxes payable	23,072	15,153	13,843
Payroll and value added taxes	3,533	3,292	2,956
Accrued liabilities	12,589	9,456	10,605
Other liabilities	6,344	3,447	6,779

Other current liabilities	61,047	43,857	48,219

28    Second quarter report 2006
Note 7: Financial income and expense

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Interest income	212	198	446	404	897
Dividends received/net gain (loss) on securities	6	58	185	163	338

Interest income and other financial income	218	256	631	567	1,235

Interest expense	(409)	(457)	(860)	(867)	(1,745)
Capitalized interest	293	231	572	396	867
Net foreign exchange gain (loss)	813	(561)	1,343	(1,512)	(2,159)
Other	3	(26)	(7)	(52)	(89)

Interest expense and foreign exchange gain/(loss)	701	(814)	1,048	(2,035)	(3,125)

Net financial income (expense)	919	(558)	1,679	(1,468)	(1 ,890)

Note 8: Comprehensive income
Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net unrealized gains and losses on investment hedges, net gains and losses on cash flow hedges, and minimum pension liability adjustment. Total comprehensive income was NOK 8,745 million for the six months ended 30 June 2006 compared to NOK 6,852 million for the corresponding period of the prior year, an increase of NOK 1,893 million. The increase was primarily related to higher net income which was partly offset by net negative foreign currency translation effects in the first six months of 2006 as compared to the corresponding period of 2005.
Total comprehensive income for the year ended 31 December 2005 was NOK 15,113 million.
Note 9: Repurchase of shares
On 9 May 2006 the Annual General Meeting approved a share split whereby one old Hydro share was split into five new shares. The share split was effective for the ordinary shares on 10 May 2006 and for the American Depositary Receipts on 25 May 2006. All references to number of shares and share prices in this section have been recalculated to reflect the share split.
The Annual General Meeting held on 9 May 2006 also approved a new buyback authorization of 40,000,000 shares over a one-year period whereby 22,470,482 shares can be purchased in the market. The Norwegian State has agreed to participate in the redemption of a proportional number of shares in order to leave its ownership interest unchanged. Share repurchases can be made in the share price interval of NOK 50 to NOK 300 per share, and the shares acquired in accordance with the authorization shall be used for no other purpose than cancellation by means of capital reduction. A final decision on cancelling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders.
In addition, the 9 May 2006 Annual General Meeting resolved to revoke the buyback authorization approved by the Extraordinary General Meeting held on 1 December 2004, allowing for a buyback of up to 50,000,000 shares in the share price interval of NOK 40 to NOK 140 per share. Under this authorization 4,672,000 shares were bought back in the open market at an average price of NOK 130.21 per share from June to December 2005. The Norwegian State agreed to participate in the redemption of a proportional number of shares in order to leave its ownership interest unchanged, and consequently 3,644,685 shares were redeemed at a price of NOK 129.30 per share on 14 July 2006. This redemption is reflected in the accounts as of 30 June 2006. On the same date Hydro completed a capital reduction by cancellation of 8,316,685 shares at par value of NOK 3.66 per share. The price paid per share to the State includes interest compensation for delayed settlement compared to the purchases in the market and a reduction for the dividend the State has received on these shares.
The following table shows the total number of shares repurchased in the open market and the average price paid per share for each month starting 24 May 2006, the month Hydro began to buy back its shares under the new authorization granted on 9 May 2006. There were no share repurchases from 1 January 2006 to 23 May 2006. As of the filing of this report, the remaining number of shares that may yet be purchased in the open market under the current authorization was 14,201,482.

Period	Total number of	Average price paid per	Total number of shares	Maximum number of
	shares purchased	share in NOK	purchased as part of	shares that may yet
			publicly announced	be purchased under
			authorization	the authorization
24 - 31 May	3,262,000	168.66	3,262,000	19,208,482
1 - 30 June	5,007,000	159.17	5,007,000	14,201,482

Total	8,269,000	162.91	8,269,000	14,201,482

Other information     29
Report of independent registered public accounting firm
To the Board of Directors and Shareholders of
Norsk Hydro ASA
Oslo, Norway
We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and subsidiaries (the “Company”) as of 30 June 2006 and 2005, and the related condensed consolidated statements of income for the three-month and six-month periods then ended and cash flows for the six-month period then ended. These interim financial statements are the responsibility of the Company’s management.
We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.
As discussed in the Segment measures note, the accompanying segment measures to the condensed consolidated financial statements for the three-month and six-month periods ended 30 June 2005 and the year ended 31 December 2005 have been restated.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December 2005, and the related consolidated statements of income, comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated 7 March 2006 (26 April 2006 as to Note 5, which has been restated), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December 2005, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.
Deloitte AS
/s/ Deloitte AS
Oslo, Norway
24 July 2006

30     Second quarter report 2006
Additional information Aluminium Products

	Second quarter		First half		Year	Year
NOK million	2006	2005	2006	2005	2005	2004

Operating revenues

Rolled Products	5,687	5,028	11,241	9,959	19,490	20,288
Extrusion	5,381	4,511	10,479	8,671	16,826	17,137
Automotive	2,697	2,422	5,272	4,835	9,393	10,228
Other and eliminations	(194)	(38)	(422)	(136)	(262)	(1,254)

Total	13,570	11,924	26,570	23,328	45,446	46,399

External revenues

Rolled Products	5,637	4,844	11,154	9,624	18,949	18,729
Extrusion	5,197	4,450	10,079	8,558	16,622	16,914
Automotive	2,665	2,420	5,141	4,823	9,367	10,172
Other and eliminations	10	57	76	49	(4)	3

Total	13,508	11,771	26,450	23,055	44,933	45,819

Depreciation, depletion and amortization

Rolled Products	124	148	256	298	773	687
Extrusion	243	155	374	285	562	525
Automotive	166	205	342	409	1,920	952
Other and eliminations	—	(1)	—	(3)	(8)	—

Total	532	508	973	989	3,246	2,164

Operating income (loss)

Rolled Products	225	308	686	538	754	626
Extrusion	148	24	(10)	133	275	606
Automotive	(60)	41	(65)	(103)	(1,384)	(350)
Other and eliminations	(12)	(163)	141	(80)	180	241

Total	301	210	752	489	(175)	1,123

Adjusted EBITDA

Rolled Products	361	464	964	859	1,565	1,361
Extrusion	398	185	379	427	867	1,152
Automotive	131	271	321	359	628	707
Other and eliminations	(12)	(164)	141	(83)	171	241

Total	879	756	1,805	1,562	3,231	3,461

Other information       31
Use of non-GAAP financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
“Net interest-bearing debt” is comprised of interest-bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest-bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent, been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.
“Net interest-bearing debt” is adjusted for the estimated effects of changes to the fair value of net pension liabilities disclosed but not recognized. Hydro also adjusts “Net interest-bearing debt” for liabilities relating to operating lease agreements. Both of the above described obligations, although not recognized as liabilities under generally accepted accounting principles, are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.
“Adjusted equity” consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under GAAP. The adjustment is net of expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.
The adjustments are considered important to measure Hydro’s financial position, since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles and the fair value of these liabilities, and because the unrecognized pension liabilities and leases represent commitments affecting Hydro’s financial capacity going forward. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and the company believes it helps the company and investors to evaluate potential changes in credit rating.
Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro’s financial statements prepared in accordance with GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.
“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
Management believes that the most directly comparable GAAP ratio is the “Debt/equity ratio”. However, this ratio measures gross interest-bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio”.
Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio”, gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.

32      Second quarter report 2006
Adjusted net interest-bearing debt to equity

	30 June	30 June	31 December
NOK million	2006	2005	2005

Cash and cash equivalents	7,725	11,120	10,463
Short-term assets	12,669	13,815	3,865
Bank loans and other interest-bearing short-term debt	(3,325)	(4,379)	(4,658)
Current portion of long-term debt	(220)	(398)	(379)
Long-term debt	(19,942)	(20,817)	(21,387)

Net interest-bearing debt	(3,092)	(659)	(12,095)

Net pension liabilities at fair value	(13,510)	(10,560)	(13,529)
Expected income tax benefit on pension liability (30%)	4,053	3,168	4,059
Operating leases committments discounted at 6.9% 1)	(6,287)	(4,062)	(6,287)

Adjusted net interest-bearing debt	(18,836)	(12,114)	(27,853)

Shareholders’ equity	(97,033)	(87,791)	(95,495)
Minority interest	(719)	(1,542)	(981)

Shareholders’ equity and minority interests	(97,752)	(89,334)	(96,476)

Net pension liabilities not recognized without equity effect	8,776	6,337	8,474
Expected income tax benefit (30%)	(2,633)	(1,901)	(2,542)
Equity adjustment off-balance sheet pension liabilities	6,143	4,436	5,932

Adjusted shareholders’ equity and minority	(91,609)	(84,898)	(90,544)

Adjusted net debt/equity ratio	0.21	0.14	0.31

1)	The discount rate for the operating lease commitments is 6.9% (as of 2005), reflecting Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.

The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.24	0.29	0.28

Other information       33
Return on average capital employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)

•	Earnings after tax

•	Capital Employed
Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, — for management and for investors -, of:
•	The rate of return on investments over time, in each of its capital intensive businesses

•	The operating results of its business segments
RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. “Earnings after tax” is defined as “Operating income” plus “Equity in net income of non-consolidated investees” plus “Other income, net” less “Adjusted income tax expense”. Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.”
“Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Short-term investments.” Capital Employed can be derived by deducting “Cash and cash equivalents”, “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets”. The two different approaches yield the same value.
Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company’s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.
Return on average Capital Employed

First half
Amounts in NOK million	2006

Operating income	32,507
Equity in net income of non-consolidated investees	688
Other income/expense, net	—

Earnings before tax	33,195
Adjusted income tax expense 1)	(23,281)

Earnings after tax	9,914

	30 June	31 December
Amounts in NOK million	2006	2005

Current assets 2)	62,151	55,964
Property, plant and equipment	126,336	128,191
Other assets 3)	29,151	28,711
Other current liabilities 4)	(61,047)	(48,219)
Other long-term liabilities5)	(55,746)	(56,076)

Capital Employed	100,844	108,571

Return on average Capital Employed (RoaCE)	9.5%

1) Tax reduction from financial items, NOK 290 million is excluded.
2) Excluding Cash and cash equivalent and Short-term investments, but including Deferred tax assets.
3) Including Deferred tax assets.
4) Including Deferred tax liabilities.
5) Including Accrued pension liabilities and Deferred tax liabilities.

34      Second quarter report 2006
Combined information for the Aluminium business
Hydro refers to combined information for the Aluminium activities, including both the Aluminium Metal business area and the Aluminium Products business area, and eliminations related to transactions between those areas, which are included in Corporate and Elimination. The activities were organized as one business area, Aluminium, until the end of January 2006. Management makes regular use of these measures and believes that combined information about the Aluminium activities gives important information about Hydro’s activities related to the Aluminium businesses in addition to the information provided for the segments separately and for the group as a whole.
Management uses this information to assess the impact of horizontal integration in the aluminium activities, in addition to reviewing the business areas Aluminium Metal and Aluminium Products individually.
The combined information for the Aluminium business should not be construed as an alternative to segment information under GAAP or to consolidated financial statements.
Operating income (loss)

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Aluminium Metal	1,620	1,166	3,660	2,235	2,694
Aluminium Products	301	210	752	489	(175)
Eliminations	(49)	(39)	(157)	(45)	(8)

Total	1,871	1,338	4,255	2,678	2,511

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2006	2005	2006	2005	2005

Aluminium Metal	2,301	1,736	5,076	3,372	4,821
Aluminium Products	879	756	1,805	1,562	3,231
Eliminations	(49)	(39)	(157)	(45)	(8)

Total	3,131	2,453	6,724	4,889	8,044

About the reporting
Other information    35
Norsk Hydro prepares its financial statements in accordance with generally accepted accounting principles in Norway (N GAAP) and in the United States (US GAAP). The comments of Hydro’s Board of Directors concerning developments in the operations of the operating segments are applicable to both sets of accounting principles, unless otherwise stated. The difference in net income between N GAAP and US GAAP is immaterial. The information provided in this report is in accordance with the requirements of the NRS(F) on interim reporting.
Beginning in 2007, Hydro will issue its financial statements under International Financial Reporting Standards (IFRS). From the same time, information relating to Hydro’s filing with the US Securities and Exchange Commission (SEC) on Form 20-F will be based on IFRS with a reconciliation to US GAAP.
Financial calendar:
24 October 2006 Third quarter results
6-7 December 2006 Capital Markets Day
20 February 2007 Fourth quarter results
The quarterly results will be released at 0730 hours CET. Hydro reserves the right to revise these dates.
Cautionary note in relation to certain forward-looking statements
Certain statements contained in this announcement constitute “forward-looking information” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the “safe harbors” within these provisions, Hydro is providing the following cautionary statement.
Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management’s plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro’s markets, particularly prices, supply and demand and competition, (e) result of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by “expected”, “scheduled”, “targeted”, “planned”, “proposed”, “intended” or similar statements.
Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro’s key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro’s results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under “Risk, Regulation and Other Information — Risk Factors” on page 92 of Hydro’s Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.
No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

36    Second quarter report 2006
Signature
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad John O. Ottestad
Executive Vice President and Chief Financial Officer
Oslo, 25 July 2006